UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
April 1, 2009
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 The supplementary parent company only Balance Sheet as of December 31, 2008

1.	Other Events
On or about March 30, 2009 in Singapore, the Company commenced distribution of the Company’s Annual General Meeting (“AGM”) Proxy Statement and Annual Report for the year ended December 31, 2008 for the annual shareholders’ meeting to be held on April 30, 2009.
The Company’s Annual Report consists of:
(a)	the Company’s letter to its shareholders;

(b)	the abridged Management Discussion and Analysis and the Financial Statements for the years ended December 31, 2006, 2007 and 2008;

(c)	the supplementary information for the year ended December 31, 2008; and

(d)	the supplementary parent company only Balance Sheet as of December 31, 2008.
The Company’s complete Management Discussion and Analysis and the Financial Statements were included in the annual report on Form 20-F which the Company filed with the United States Securities and Exchange Commission (“SEC”) on February 27, 2009. Copies of the Company’s AGM Proxy Statement, letter to shareholders and supplementary information were submitted to the SEC on March 30, 2009.
A copy of the supplementary parent company only Balance Sheet as of December 31, 2008 is attached as Exhibit 99.1.

2.	Exhibit
99.1	The supplementary parent company only Balance Sheet as of December 31, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: April 1, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name: George Thomas
Title: Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	The supplementary parent company only Balance Sheet as of December 31, 2008